Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the captions “Experts” in the Registration Statement (Form S-3) and related Prospectus of AVEO Pharmaceuticals, Inc. for the registration of up to $100 million of common stock, preferred stock, debt securities, warrants and/or units, and related Prospectus of AVEO Pharmaceuticals, Inc. for the sale of up to $15 million of common stock that may be issued and sold under a sales agreement with MLV & Co. LLC, and to the incorporation by reference therein of our reports dated March 6, 2015, with respect to the consolidated financial statements of AVEO Pharmaceuticals, Inc. and the effectiveness of internal control over financial reporting of AVEO Pharmaceuticals Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

May 5, 2015